April 15, 2009

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp. – Form 10-K for Fiscal Year Ended December 31, 2008, File No. 1-33803

Dear Mr. Reynolds:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K for the Fiscal Year ended December 31, 2008 (the “Form 10-K”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated April 9, 2009 (the “Comment Letter”). I am writing to respond to the comments contained in the Comment Letter.

For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in the Form 10-K.

Management’s Report on Internal Controls Over Financial Reporting, page 48

1.	Please tell us what framework you used to evaluate your internal control over financial reporting. In this connection, please confirm in future filings you will identify the framework used by management to evaluate the effectiveness of your internal controls over financial reporting in accordance with Item 308(a)(2) of Regulation S-K.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the criteria in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company will identify this framework in future filings.

Signatures

2.	Please include the signature of your controller or principal accounting officer. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K.

As the Company’s Chief Financial Officer, I am the Company’s principal accounting officer. I signed the Form 10-K in my capacity as Chief Financial Officer and Director. The Company will include the title “Principal Accounting Officer” beneath my signature in the Company’s future filings to indicate that I am signing the report in such capacity as well.

In connection with responding to your comments, as requested on page 2 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrew Nelson

Andrew Nelson
Chief Financial Officer
Global Consumer Acquisition Corp.

cc:	Susann Reilly (Securities and Exchange Commission)
Jim Lopez (Securities and Exchange Commission)
Blaise Rhodes (Securities and Exchange Commission)
Angela Halac (Securities and Exchange Commission)
Jason N. Ader (Global Consumer Acquisition Corp.)
Frank J. Lopez, Esq. (Proskauer Rose LLP)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)